UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SOTHEBY’S

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

835898107

(CUSIP Number)

Richard T. McGuire III

Marcato Capital Management LLC

One Montgomery Street, Suite 3250

San Francisco, CA 94104

(415) 796-6350

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPIES TO:

Patrick J. Dooley, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

August 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 9 Pages

CUSIP No. 835898107	Page 2 of 9 Pages

1	Names of Reporting Persons MARCATO CAPITAL MANAGEMENT LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,562,991
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,562,991
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,562,991
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.68%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 835898107	Page 3 of 9 Pages

1	Names of Reporting Persons RICHARD T. MCGUIRE III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES OF AMERICA
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,562,991
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,562,991
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,562,991
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.68%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 835898107	Page 4 of 9 Pages

1	Names of Reporting Persons MARCATO, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,142,003
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,142,003
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,142,003
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.67%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 835898107	Page 5 of 9 Pages

1	Names of Reporting Persons MARCATO II, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 93,786
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 93,786
11	Aggregate Amount Beneficially Owned by Each Reporting Person 93,786
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.14%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 835898107	Page 6 of 9 Pages

1	Names of Reporting Persons MARCATO INTERNATIONAL MASTER FUND, LTD.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,327,202
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,327,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,327,202
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.87%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 835898107	Page 7 of 9 Pages

SCHEDULE 13D

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on July 30, 2013 (the “Initial Schedule 13D” and as amended by this Amendment No. 1, collectively the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of Sotheby’s, a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Initial Schedule 13D is hereby supplementally amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

The net investment costs (including commissions, if any) of the Shares and call options on Shares referenced in Items 5 and 6 directly owned by the private investment funds advised by Marcato is approximately $129,743,463.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of the Schedule 13D are incorporated herein by reference.

The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (with respect to the acquisition of between $141 and $709 million in value of voting Shares) has terminated with respect to two of the private investment funds advised by Marcato acquiring Shares reported herein.

Item 5.	Interest in Securities of the Issuer.

(a)—(e) As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 4,562,991 Shares (the “Marcato Shares”) constituting 6.68% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 1,142,003 Shares, constituting 1.67% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 93,786 Shares, constituting 0.14% of the Shares and (iv) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 3,327,202 Shares, constituting 4.87% of the Shares, each based upon a total of 68,337,055 Shares outstanding as of July 31, 2013 (based on the Issuer’s Quarterly Report on Form 10-Q for the period ending June 30, 2013). The number of Shares set forth above includes options to purchase Shares that are exercisable within the next 60 days.

CUSIP No. 835898107	Page 8 of 9 Pages

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,142,003 Shares. Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 93,786 Shares. Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct vote of (and the shared power to dispose or direct the disposition of) 3,327,202 Shares. Marcato, as the general partner of Marcato, L.P., Marcato II, L.P. and the investment manager of Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares. By virtue of Mr. McGuire’s position as managing member of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares. The number of Shares set forth above includes options to purchase Shares that are exercisable within the next 60 days.

The Reporting Persons hold options to purchase 1,200,000 Shares pursuant to various American-style call options with a strike price of $45 and which are exercisable through October 19, 2013. None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 2.

The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of the Schedule 13D are incorporated herein by reference.

As previously disclosed, certain of the Reporting Persons have entered into swaps with respect to the Shares. The number of shares specified in such swaps is 439,598 with respect to Marcato, L.P., 9,997 with respect to Marcato II, L.P., and 1,148,805 with respect to Marcato International Master Fund, Ltd.

On August 29, 2013, the Reporting Persons exercised certain of the call options described in Exhibit 2 of the Schedule 13D and thereby acquired 2,857,870 Shares in the aggregate.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2—Transactions in the Shares effected in the past 60 days.

CUSIP No. 835898107	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 30, 2013	MARCATO CAPITAL MANAGEMENT LLC

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Date: August 30, 2013	RICHARD T. MCGUIRE III

	By:	/s/ Richard T. McGuire III

Date: August 30, 2013	MARCATO, L.P.

	By:	Marcato Capital Management LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Date: August 30, 2013	MARCATO II, L.P.

	By:	Marcato Capital Management LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Date: August 30, 2013	MARCATO INTERNATIONAL MASTER FUND, LTD.

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Director